Exhibit 99.1

ADVANCING TO PRODUCTION
NEWS RELEASE	07-02

POLYMET RECEIVES LETTER FROM AMERICAN STOCK EXCHANGE

FILES FOR LISTING OF SHARES ISSUED IN ASSET PURCHASE

Vancouver, British Columbia, January 10, 2007 — PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) reported today that it has received a “warning letter” from the American Stock Exchange (“AMEX”) stating that PolyMet was not in compliance with AMEX rules regarding the listing of additional shares.

Specifically, on December 20, 2006, the Company issued 2,000,000 shares of its common stock to Cleveland-Cliffs, Inc. (“Cliffs”) in connection with the Company’s acquisition of property and associated rights from Cliffs Erie L.L.C., a wholly-owned subsidiary of Cliffs, prior to obtaining AMEX’s approval of such issuance, as is required by Section 301 of the AMEX Company Guide.

The Company has now submitted the required application for the listing of such additional securities, which is pending approval.

The AMEX has determined not to implement continued listing evaluation and follow-up procedures at this time.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

For further information, please contact:
William Murray President and CEO +1 (604) 669-4701 wmurray@polymetmining.com	Douglas Newby Chief Financial Officer +1 (646) 879-5970 dnewby@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These  forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors.  PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.